

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2019

Robert A. Iger
Chief Executive Officer
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521

>   **Re: The Walt Disney Company**
>   **Registration Statement on Form S-4**
>   **Filed October 7, 2019**
>   **File No. 333-234121**

Dear Mr. Iger:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer López, at (202)551-3792, with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services